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                                                                      EXHIBIT 13


                       [HAMBRECHT & QUIST LLC LETTERHEAD]

                                  July 28, 1998


Confidential

The Board of Directors
CyberMedia, Inc.
2850 Ocean Park Blvd.
Santa Monica, CA 90405


Gentlemen:

         You have requested our opinion as to the fairness from a financial point of view to the holders of the outstanding shares of common stock (the "Common Stock") of CyberMedia, Inc. ("CyberMedia" or the "Company") of the consideration to be received by such shareholders in connection with a proposed transaction as set forth below.

         We understand that CyberMedia, Network Associates, Inc. ("Network Associates") and Cyclone Acquisition Corp. ("Merger Sub"), a wholly owned subsidiary of Network Associates, propose to enter into an Agreement and Plan of Merger (the "Agreement") dated as of July 28, 1998. The terms of the Agreement provide, among other things, that (i) Merger Sub will promptly commence a tender offer (the "Offer") to purchase for cash all of the outstanding shares of Common Stock at a purchase price of $9.50 per share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Agreement and certain ancillary documents to be filed with the Securities and Exchange Commission; and
(ii) the Merger Sub will subsequently be merged (the "Merger") with and into the Company in a transaction which will provide the remaining holders of shares of Common Stock (other than Network Associates, CyberMedia, the Merger Sub or their respective subsidiaries, and holders who have perfected their appraisal rights, if any, under Delaware law) with $9.50 per share in cash. The Offer and the Merger constitute the "Proposed Transaction."

         Hambrecht & Quist LLC ("Hambrecht & Quist"), as part of its investment banking services, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, strategic transactions, corporate restructurings, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and







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The Board of Directors
CyberMedia, Inc.
July 28, 1998
Page 2


valuations for corporate and other purposes. We have acted as a financial advisor to the Board of Directors of CyberMedia in connection with the Proposed Transaction, and we will receive a fee for our services, which include the rendering of this opinion.

         In the past, we have provided investment banking and other financial advisory services to CyberMedia and have received fees for rendering these services. In particular, Hambrecht & Quist acted as lead managing underwriter in the Company's initial public offering in 1996. In the ordinary course of business, Hambrecht & Quist acts as a market maker and broker in the publicly traded securities of CyberMedia and receives customary compensation in connection therewith, and also provides research coverage for CyberMedia. In the ordinary course of business, Hambrecht & Quist actively trades in the equity and derivative securities of CyberMedia for its own account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities. Hambrecht & Quist may in the future provide additional investment banking or other financial advisory services to Network Associates.

         In connection with our review of the Proposed Transaction, and in arriving at our opinion, we have, among other things:

         (i) reviewed the publicly available consolidated financial statements of Network Associates for recent years and interim periods to date and certain other relevant financial and operating data of Network Associates made available to us from published sources;

         (ii) reviewed the publicly available consolidated financial statements of CyberMedia for recent years and interim periods to date and certain other relevant financial and operating data of CyberMedia made available to us from published sources and from the internal records of CyberMedia;

         (iii) reviewed certain internal financial and operating information, including certain projections, relating to CyberMedia prepared by the management of CyberMedia;

         (iv) discussed the business, financial condition and prospects of CyberMedia with certain of its officers;

         (v) reviewed the recent reported prices and trading activity for the common stocks of CyberMedia and compared such information and certain financial information for CyberMedia with similar information for certain other companies engaged in businesses we consider comparable;



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The Board of Directors
CyberMedia, Inc.
July 28, 1998
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         (vi) reviewed the financial terms, to the extent publicly available, of certain comparable merger and acquisition transactions;

         (vii) reviewed the Agreement; and

         (viii) performed such other analyses and examinations and considered such other information, financial studies, analyses and investigations and financial, economic and market data as we deemed relevant.

         In rendering our opinion, we have assumed and relied upon the accuracy and completeness of all of the information concerning Network Associates or CyberMedia considered in connection with our review of the Proposed Transaction, and we have not assumed any responsibility for independent verification of such information. We have not prepared any independent valuation or appraisal of any of the assets or liabilities of Network Associates or CyberMedia; nor have we conducted a physical inspection of the properties and facilities of either company. With respect to the financial forecasts and projections made available to us and used in our analysis, we have assumed that they reflect the best currently available estimates and judgments of the expected future financial performance of Network Associates and CyberMedia. For purposes of this opinion, we have assumed that neither Network Associates nor CyberMedia is a party to any pending transactions, including external financings, recapitalizations or material merger discussions, other than the Proposed Transaction and those activities undertaken in the ordinary course of conducting their respective businesses. Our opinion is necessarily based upon market, economic, financial and other conditions as they exist and can be evaluated as of the date of this letter and any change in such conditions would require a reevaluation of this opinion.

         It is understood that this letter is for the information of the Board of Directors in connection with its review of the Proposed Transaction and may not be used for any other purpose without our prior written consent; provided, however, that this letter may be reproduced in full in any filings with the Securities and Exchange Commission pursuant to the Securities and Exchange Act of 1934. This letter does not constitute a recommendation to any stockholder as to whether such stockholder should accept the Offer.

         Based upon and subject to the foregoing and after considering such other matters as we deem relevant, we are of the opinion that as of the date hereof the consideration to be received by the holders of the Common Stock in the Proposed Transaction is fair to such holders from a financial point of view. We express no opinion, however, as to the adequacy or financial fairness of any consideration received in the Proposed Transaction by Network Associates or its affiliates.

                                        Very truly yours,

                                        HAMBRECHT & QUIST LLC


                                        By   /s/ David G. Golden
                                             ----------------------------
                                             David G. Golden
                                             Managing Director